

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

November 8, 2006

James P. Ulm, II
Senior Vice President and Chief Financial Officer
Pogo Producing Company
5 Greenway Plaza
P.O. Box 2504
Houston, Texas 77252-2504

> **Re:** **Pogo Producing Company**
> Form 10-K for the Period Ending 2005
> File No. 1-07792

Dear Mr. Ulm

   The staff has reviewed the above-referenced documents and the supplemental responses submitted in response to the staff's comment letters dated July 19, August 24, and October 10, 2006 and we have no further comments on them.

   Direct any questions regarding this to James Murphy at (202) 551-3703.

              Sincerely,

              H. Roger Schwall
              Assistant Director